UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the English text of an ad hoc release issued by Deutsche Bank AG on October 18, 2015. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Deutsche Bank announces comprehensive organizational restructuring and reorganization of key management roles

Frankfurt am Main, 18 October 2015 - Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) will fundamentally change its group and leadership structure. At an extraordinary meeting today in Frankfurt, the Supervisory Board of Deutsche Bank resolved to restructure the Bank´s business divisions. This will be supplemented by a reorganization of executive committees and senior management changes. The Supervisory Board’s guiding principle, in light of the Bank’s Strategy 2020, was to reduce complexity of the Bank’s management structure enabling it to better meet client demands and requirements of supervisory authorities.

The Corporate Banking & Securities (CB&S) business division is a main focus of the organizational restructuring and will be split into two business divisions. Effective January 1, 2016, a business division called Corporate & Investment Banking will be created by combining the Corporate Finance business in CB&S and Global Transaction Banking (GTB).

CB&S’s sales and trading activities will be combined in a newly created business division called Global Markets. The name “CB&S” will cease to exist.

Additional changes will affect Deutsche Asset & Wealth Management. High net worth clients will be served by Private Wealth Management which will be run as an independent business unit within the Private & Business Clients business division. Deutsche Asset Management will become a stand-alone business division and focus exclusively on institutional clients and the funds business.

Together with the organizational restructuring there will be a broad-based change of key management roles. The Group Executive Committee (GEC) will be abolished, as will ten of the current 16 Management Board committees. Effective January 1, 2016, all four core business divisions will be represented directly on the Management Board. A ten-person Management Board will be supplemented by four General Managers (“Generalbevollmächtigte”).

Effective January 1, 2016, Jeff Urwin, currently Co-Head of CB&S together with Colin Fan, will join the Management Board. Urwin will be responsible for Corporate & Investment Banking. As a result of this reorganization, Stefan Krause, a long-term Management Board member with responsibility for GTB and the Non-Core Operations Unit (NCOU), will resign effective October 31, 2015.

Werner Steinmueller will remain Head of GTB, and will report to Urwin. He will be proposed for election to succeed Krause as Chairman of the Supervisory Board of Postbank AG.

Colin Fan, currently Co-Head of CB&S, will resign effective October 19, 2015. He will be succeeded by Garth Richie who will be responsible for Global Markets on the Management Board effective January 1, 2016. Ritchie is currently Head of Equities.

Quintin Price, most recently Global Executive Committee member and Head of Alpha Strategies at BlackRock, will take on Management Board responsibility for Deutsche Asset Management, effective January 1, 2016. Michele Faissola, Head of Deutsche Asset & Wealth Management, will leave the Bank after a transition period.

Going forward, Christian Sewing, Head of Private & Business Clients, will also assume responsibility for high net worth clients on the Management Board. Fabrizio Campelli, currently Head of Group Strategy, will run this business and will report to Sewing.

Effective October 31, 2015, Stephan Leithner has requested to resign as a member of the Management Board as he wants to assume a new role in the private equity industry next year. The Supervisory Board has accepted his request. Leithner is CEO Europe and is responsible for Human Resources, Government & Regulatory Affairs (GRAD), and Anti-Financial Crime on the Management Board.

Krause and Leithner´s Management Board responsibilities will be divided as follows:

Sylvie Matherat, Head of Government & Regulatory Affairs at Deutsche Bank and a former Member of the Board of Directors of Banque de France, will become Chief Regulatory Officer and assume Management Board responsibility for Regulation, Compliance and Anti-Financial Crime. The General Manager (“Generalbevollmächtigte”) Nadine Faruque, who is Global Head of Compliance, will report to Matherat.

Karl von Rohr, currently Chief Operating Officer for global Regional Management will become Chief Administrative Officer and assume Management Board responsibility for Corporate Governance, Human Resources, and Legal. In his new position, he will also become Labour Relations Director (“Arbeitsdirektor”) of Deutsche Bank. Legal was represented on the Management Board by Co-Chief Executive Officer John Cryan.

Cryan will assume Management Board responsibility for the NCOU.

Separately, Kim Hammonds, currently Global Chief Information Officer and Co-Head of Group Technology & Operations at Deutsche Bank and formerly Chief Information Officer (CIO) of Boeing, will become Chief Operating Officer. She will oversee the re-engineering of the Bank’s information technology (IT) systems and operations. To acquire the relevant experience in credit assessment in accordance with the German Banking Act (KWG), Hammonds will start her role as General Manager (“Generalbevollmächtigte”) at the beginning of next year. She is expected to join the Management Board in no later than one year.

Henry Ritchotte, currently Chief Operating Officer, will leave the Management Board at year end and set up a new digital bank for Deutsche Bank. The Management Board will communicate further details about this project at a later point in time.

In addition to Faruque and Hammonds, Jacques Brand will become a General Manager (“Generalbevollmächtigter”) reporting to the Co-CEOs John Cryan and Juergen Fitschen, effective November 1, 2015. Brand is currently Chief Executive Officer for North America and will become Chairman of the newly created Intermediate Holding Company for the US business. Fitschen will remain responsible for global Regional Management.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: October 19, 2015

By: /s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

By: /s/ Christof von Dryander
	Name:	Christof von Dryander
	Title:	Managing Director and Deputy General Counsel

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